U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 28, 2004

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):-

Tramford International Limited Interim Results Announcement
SIGNATURE

Tramford International Limited Interim Results Announcement

TRAMFORD INTERNATIONAL LIMITED
Interim Results Announcement
For the six months ended June 30, 2004

Some of the statements contained in this announcement contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in paragraph in which the future prospects of the Company are discussed. You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those that could cause our actual results to differ materially from those anticipated in these forward-looking statements. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this announcement speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

HONG KONG, September 28, 2004 — Tramford International Limited (NASDAQ: TRFDF) (the “Company”) announced today its unaudited consolidated results for the period ended June 30, 2004 (the “2004 Period”). Net loss for the 2004 Period amounted to US$263,000, an increase of US$52,000, or 24.9%, compared to US$211,000 of the period ended June 30, 2003 (the “2003 Period”).

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount expressed in thousand, except per share data)

	2003 Period	2004 Period
	US$’000	US$’000
Net sales	846	425
Cost of sales	(530)	(225)

Gross profit	316	200
General and administrative expenses	(577)	(480)

Operating loss	(261)	(280)
Finance income	1	11
Non-operating income	26	6

Net loss before tax	235	263
Tax	—	—

	235	263
Minority interests	24	—

Net loss for the period	211	263

Net loss per share	0.031	0.038

Weighted average common shares outstanding	6,895	6,895

The functional currency of the Company is Renminbi (“Rmb”). For the convenience of the reader, translation of amounts from Renminbi into United State Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003 of Rmb 8.2766 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate.

Note 1: Summary of significant accounting policies

The Company believes the following critical accounting policies may affect its judgments and estimates used in the preparation of the interim consolidated financial statements:-

Revenue recognition. Revenue arises from sales of product and services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’

price to the buyer is fixed or determinable, and (iv) collection is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and collection of the fees is reasonably assured.

Software development cost. The Company follows the accounting treatment of the Statement of Financial Accounting Standard (SFAS) No. 2. “Accounting for Research and Development Costs” to account for the research and development costs. Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development costs in the consolidated statements of operations. The Company will capitalize the direct costs attributable to the research and development of software as assets during the period commencing from the establishment of technical feasibility of the licensed program and ending when the products are generally released to the market for sale. Determination of technical feasibility requires significant judgment. Capitalized costs will be amortized over the lesser of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight line method, and is applied over periods ranging up to two years, starting from the year when the product is released to the market. There is no software development cost capitalized in the 2003 and 2004 Period.

Goodwill and intangible assets. Prior to January 1, 2002, the Company periodically reviewed and evaluated the amortization policy of goodwill and intangible assets, with reference to the lives of techniques acquired, the acceptance of the products by the market, the policies adopted by other companies in the same industry and the estimated future economic benefits generated by the products. Impairment loss will be recognized in the consolidated statements of operations if the anticipated undiscounted cash flow from these assets is less than its carrying value. In the 2001 Period, the Company performed a review of the amortization period and had reassessed the amortization period of good will and intangible asset from twenty years and five years to, respectively, five years to three years. The revised accounting estimates had been adopted prospectively from January 1, 2001 and the effect to the change was to increase amortization charge of goodwill and intangible asset for the 2001 Period by, respectively, Rmb 2.9 million and Rmb 0.7 million. Effective January 1, 2002, upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company has ceased the amortization of its goodwill. Instead, it performs periodic evaluation on the carrying value of goodwill and intangible assets, as described below.

Impairment Review. Prior to January 1, 2002, we no longer amortize goodwill. We now perform tests for impairment of goodwill on an annual basis. However, if events or circumstances indicate that goodwill may be impaired, the test will be performed more frequently.

The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow form such assets is separated identifiable and less than its carrying value. In the event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. The discount rate applied considers the Company’s cost of capital and specific country and industry risk factors.

Based on our impairment assessment under SFAS No. 142, a re-assessment of all key assumptions underlying our goodwill valuation judgments was required. As result, a charge of Rmb 7.2 million was required on the goodwill recorded in the Beijing segment of the Company for 2002. The amount of the charge was equal to the difference between the carrying amount of goodwill and its implied fair value, which, as noted above, is based on the fair value of the net assets of the reporting unit. The fair market value is based, in part, on management estimates of future cash flows expected from the use and terminal value of the assets. Included in the estimate of cash flow are estimates of future growth rate and profitability margins. Assumptions used are consistent with our internal planning and significant judgment is involved in estimating these variables. If, after the assessment, assets are considered impaired, they are written down to fair value.

Because the assumptions and conditions for goodwill and other intangible assets reflect management’s estimates, these items involve inherent uncertainties that may or may not be controllable by management. Economic and political conditions represent uncertainties that are not controllable by management. As a result, if other assumptions and conditions had been used in the current period, the carrying amount of goodwill and other intangible assets could have been materially different. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operation results could be materially impacted.

An impairment test was performed as of December 31, 2003 and no impairment loss was noted.

Recently issued accounting pronouncements. In December 2003, the FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, was issued addressing how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights. If so, the entity may have to be consolidated with the controlling entity. The Company is required to apply FASB Interpretation No. 46R to Variable Interest Entities (“VIE”) created after December 31, 2003. For Variable Interest Entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIE consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at the carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If the carrying amount cannot be determined, the fair value on the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

The Company has evaluated the impact of FIN 46R and believes that, other than those entities already consolidated in the Company’s consolidated financial statements, no additional entities need be consolidated by the Company.

ANALYSIS AND COMMENTARY ON INTERIM RESULTS

A.	Review of 2004 Interim Results

Net sales. Net sales of product sales in 2004 mainly represented sales of self-developed products by our sales office established in Beijing. For services, net sales represented the consultancy fee charged to customers calculated based on number of professional staffs assigned and according to standard charge rate contracted. Our office in Zhuhai manages the services business. Total net sales for the 2004 Period decreased by US$421,000, or 49.8%, from US$846,000 in 2003 to US$425,000 in 2004.

Analyzed by activities, product sales amounted to US$188,000 in 2004, a decrease of US$475,000, or 71.7%, from US$662,000 in 2003. The 2003 results included US$446,000 arising from completed system integration sales. Excluding this item, sales of self-developed products for the Period was US$216,000, which is US$28,000, or 15%, higher than that of the 2004 Period. The decrease in sales during the 2004 Period is mainly the result of discounts given to customers.

We anticipate product sales to grow on an annual basis in the coming months due to:-

(1)	Industrial seasonal patterns show an increase in the number of tenders for the third and fourth quarters. The increase, if recognized, will create additional opportunity for us.

(2)	Typically, we focus on research, development and marketing during the first and second quarters; and

(3)	Orders from the Legend Group are expected to increase during the sales peak season.

Net sales of services increased by US$54,000, or 29.4%, from the 2003. On a year-to-year basis sales increased from US$183,000 to US$237,000. The increase is primarily due to an increase in the number of professional staff assigned due to an increase in customer demand. While we anticipate sales of services to remain constant and profitable in the coming months, a long-standing contract is scheduled to expire in December. Due to the long established relationship with the customers involved, we are confident that the contract will be renewed.

Cost of sales. Cost of sales (“COS”) of product sales represents the direct material costs of the proprietary software sold to customers. COS of services represents direct costs, including, staff salaries, rental expenses, depreciation and other related charges. Total COS for 2004 decreased by US$304,000, or 57.46%. Year-to-year COS decreased from US$530,000 in 2003 to US$225,000 for 2004.

COS of product sales decreased 83.8% from 2003 levels (US$71,000 for 2004 vs. US$437,000 for 2003). As a percentage of sales, COS of product sales decreased by 28.4%, from 66.1% for 2003 to 37.7% in 2004. COS of services during 2004 amounted to US$154,000, an increase of US$62,000, or 67.4%, from 2003 levels. As a percentage of sales, COS increased 14.8%, from 50.3% in 2003 to 65% in 2004. This increase is primarily due to:-

(1)	Increased staff costs due to competition for qualified employees; and

(2)	Higher discounts given to customers.

Gross profit. Gross profit for 2004 totaled US$200,000, a decrease of US$116,000, or 36.9%, from 2003. As a percentage of sales, gross profit margin for 2004 increased 9.6% to 47.0%, compared to 37.4% a year earlier.

For product sales, gross profits decreased 48.1%, from US$225,000 in 2003 to US$117,000 for the current period. However, as a percentage of sales, the gross profit margin for product sales increased by 28.4% from a year earlier. The gross profit for services in 2004 was

US$83,000, a decrease of US$8,000, or 9.7%, from 2003. As a percentage of sales, the gross profit margin for services, decreased by 14.8%, from 49.7% of the 2003 Period to 34.9% in 2004.

General and administrative expenses. General and administrative expenses totaled US$480,000, a decrease of US$97,000, or 16.8%, from US$577,000 in 2003. The decrease is primarily due to better control of costs, including travel, marketing and entertainment expenses.

Finance income. Finance income totaled US$11,000 in 2004 an increase of US$10,000, or 93%, from 2003. The increase is due to an increase in the inventory of fixed income investments.

Non-operating income. Non-operating income totaled US$6,000, a decrease of US$20,000, or 77.6%, from US$26,000 in 2003. The change is due primarily to delay in value-added tax refunded from the tax bureau.

B.	Off Balance Sheet Arrangements

The Company is neither engaged in any kind of off-balance sheet arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitment, as fully disclosed below, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.

C.	Liquidity and Financial Resources

As of June 30, 2004, the Company’s cash and cash equivalents on hand amounted to US$0.8 million, a decrease of US$0.1 million, or 10.5%, from US$0.9 million at the beginning of the year.

After deducting the total liabilities from the cash and cash equivalents (“net cash balance”), the Company had cash resources of US$0.22 million, a decrease of US$0.02 million from the beginning of the year. The Company believes that the liquidity of the Company remains strong at this level of net cash balance. The Company retains other sources of cash as follows:-

(1)	Cash balance of US$0.8 million kept in the security trust account; and

(2)	Cash balance of US$1.2 million deposited with related companies for investment purpose; and

(3)	Cash balance of approximately US$1.9 million can be obtained from disposal of available-for-sale securities when necessary.

The cash balances retained in the security trust account and related companies and funds kept in available-for-sale securities can be withdrawn or sold without any restriction. All the above sources of cash inflow are under the sole control of the Company and are not subject to any pledge and encumbrance.

Based on management’s internal forecasts and assumptions relating to its operations, the Company anticipates that its existing cash and funds retained will be sufficient to meet the Company’s working capital and capital expenditure requirements for the foreseeable future. In the event that the Company’s plans change, its assumptions change or prove inaccurate, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company may have to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company.

D.	Commitments and contingencies

Operating lease commitments. The operating lease commitments represent office leased for our product sales business in Beijing. The lease expires in September 2004. Although a new lease agreement is not yet entered, the management has no intention to search for new office location. As of June 30, 2004, the aggregate minimum lease payments due under non-cancelable operating leases amounts to approximately US$13,000.

Contingencies. On 15 July 2002, an former shareholder of one of the Company’s Beijing operating unit filed claims against the Company in the International Arbitration Commission for Economics in China (the “Commission”) with respect to the consideration on the Company’s acquisition of an operating unit. The former shareholder requested that the Commission order the Company to settle the consideration of Rmb1,850,000 (equivalent

US$224,000), to pay Rmb 50 (equivalent US$6,000) for breach of contract and Rmb100 (equivalent US$12,000) for legal fee incurred in connection with this litigation. In the opinion of management, it is reasonably possible that the Company have to settle the consideration of Rmb1,850 and the amount is properly accrued in the financial statements. However, management considers the likelihood of loss with respect of the breach of contract claim and legal fee as remote. Accordingly, no provision has been made as of June 30, 2004.

E.	Management’s Comments on operations

“The security market development in China is still very slow even it is widely advocated by the government. We need to be more patient; nevertheless, we believe we were in one of the leading network security service providers here due to our technological advancement” Said Jiang Xin Hao, the Company’s CEO. “This can be evidenced by continuous recognition of qualifications from government bureaus”. “In the 2004 Period, we further obtained certificates from the Information System Security Testing and Evaluation Centre of Sate Secrecy Administration and the China Information Technology Security Certificate and Testing Center and currently two technologies which are keys to our Security Gate are registrating intellectual property rights to the State Intellectual Property Bureau. The Public Security Bureau also approves sales permits to all of our products.” “The above achievements are not easily accessible, they are given after strict examinations by experienced technicians and professors, and our success of which proves the pioneering position of us.” “We expect a win-win situation will exist through continuous cooperation with network giants in China, in view that we can go deeper and fast into various markets to enhancing our growth with such partnership.”

“Our liquidity position remains strong; we can ensure adequate funding to support our operations in the foreseeable future.” Said Michael Siu, the Company’s CFO, “We will continue efforts in enhancing better utilization of resources, including improving gross profit margin and controlling expenses.” “On the other hand, we will keep perfecting our corporate governance according to requirements of the Sarbanes-Oxley Acts and relevant regulations. We will also strengthen our communications with shareholders by locating appropriate public relations representatives and publishing Company’s news to shareholders continuously.”

For further information:
AT THE GROUP
Michael Siu
Chief Financial Officer
Tel: 011-852-25479800
Fax: 011-852-28577513
E-mail: michaelsiu@behl.com.hk

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: September 28, 2004
By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Chief Financial Officer